Aflac Incorporated 2005 Form 10-K

EXHIBIT 12

Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Years Ended December 31,

(In thousands)	2005	2004	2003	2002	2001

Fixed charges:
Interest expense	$22,515	$22,997	$22,231	$19,809	$19,311
Interest on investment-
type contracts	9,436	6,607	3,893	2,534	1,286
Rental expense deemed interest	605	615	514	531	451

Total fixed charges	$32,556	$30,219	$26,638	$22,874	$21,048

Earnings before income tax	$2,226,305	$1,773,375	$1,197,788	$1,222,561	$1,046,856
Add back:
Total fixed charges	32,556	30,219	26,638	22,874	21,048

Total earnings before income
tax and fixed charges	$2,258,861	$1,803,594	$1,224,426	$1,245,435	$1,067,904

Ratio of earnings
to fixed charges	69.4x	59.7x	46.0x	54.4x	50.7x

EXH 12-1